Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Sally Holdings, Inc.
Filing Person’s Securities Exchange Act of 1934 file number: 001-12725

CONTACT:	REGIS CORPORATION:
	Jack Nielsen	952-947-7000

ALBERTO-CULVER COMPANY:
	Wesley Davidson	708-450-3145
	Doug Craney	708-450-3117

For Immediate Release

REGIS CORPORATION ANNOUNCES AGREEMENT TO MERGE WITH
ALBERTO-CULVER’S SALLY BEAUTY COMPANY BUSINESS UNIT

-Transforms Regis into $4.5 Billion Professional Beauty Products Distribution and Services Company-

MINNEAPOLIS, January 10, 2006 — Regis Corporation (NYSE:RGS) today announced that it has entered into an agreement whereby a subsidiary of Regis Corporation will merge with the Sally Beauty Company business unit of Alberto-Culver Company (NYSE:ACV). Prior to the merger, Sally Beauty will be spun off by Alberto-Culver to its stockholders, and upon the merger each share of Sally Beauty will be converted into the right to receive 0.6 newly issued shares of Regis Corporation. As part of the transaction, Regis Corporation will also assume $400 million in debt. The transaction is expected to be completed in late spring or early summer of 2006 subject to the satisfaction of customary closing conditions, including obtaining the approval of shareholders of both Regis Corporation and Alberto-Culver, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act, the obtaining of a ruling from the Internal Revenue Service and the approval for listing on the New York Stock Exchange of the Regis Corporation common stock to be issued in the merger.

The combined company will remain headquartered in Minneapolis and will retain the name Regis Corporation. Following the completion of the merger, Paul D. Finkelstein, Chairman and Chief Executive Officer of Regis Corporation, will continue to serve as Chief Executive Officer of the combined company.

Sally Beauty Company, Inc., the world’s number one marketer of professional beauty supplies, is comprised of 2,419 Sally Beauty Supply stores, 822 Beauty Systems Group stores and a direct sales force of 1,244. In the fiscal year ended September 30, 2005, Sally Beauty Company, Inc. generated revenue of approximately $2.25 billion and pre-tax operating earnings of approximately $224 million.

 “This is a compelling transaction for the collective shareholders, customers and associates of Regis Corporation and Alberto-Culver,” commented Paul D. Finkelstein, Chairman and Chief Executive Officer of Regis Corporation. “The combined company offers powerful distribution capabilities and considerable opportunities for operating efficiencies, both of which will benefit our customers. For our shareholders and associates, combining Regis Corporation and Sally Beauty Company creates a strong company capable of achieving double-digit top and bottom-line growth for many years to come.”

Upon closing, Regis Corporation intends to raise its annual dividend 125 percent to $0.36 per share. Stockholders of Alberto-Culver will own approximately 54.5 percent of the shares of the combined company. The transaction is intended to be tax-free to the stockholders of Alberto-Culver.

Excluding the amortization of intangibles, one-time integration and transaction costs, and a one-time write-up of inventory, the transaction is expected to be breakeven to slightly accretive for Regis Corporation in fiscal year 2007, and approximately three percent accretive in fiscal year 2008.

The board of directors of the combined company will be comprised of ten directors, four designated by each of Regis Corporation and Alberto-Culver and two new, jointly designated, directors. Howard B. Bernick, President and Chief Executive Officer of Alberto-Culver, will resign from that position and will join the combined company’s board of directors as its non-executive Chairman. Gary Winterhalter will join the senior management team at the combined company serving as President of Sally Beauty Company.

Regis Corporation and Alberto-Culver will host a joint conference call today, January 10, 2006, at 9:30 a.m. CST. The dial-in numbers for the call are 800-219-6110 (domestic) or 303-262-2052 (international). The number for the replay of the conference call is 800-405-2236 and will be available until Thursday, January 12, 2006. The pass code is 11050797#.

The call and a replay will also be available on the internet at www.alberto.com, www.regiscorp.com and www.earnings.com.

Peter J. Solomon Company is acting as exclusive financial advisor to Regis Corporation in connection with this transaction and O’Melveny & Myers LLP is acting as legal counsel. Goldman Sachs is acting as principal financial advisor to Alberto-Culver Company in connection with this transaction. In addition, William Blair & Co. rendered a fairness opinion to the Alberto-Culver board. Sidley Austin, LLP is acting as legal counsel for Alberto-Culver Company and William Blair & Co.

Regis Corporation (RGS) is the beauty industry’s global leader in salons, hair restoration centers and education. As of September 30, 2005, the Company owned or franchised 11,077 worldwide locations; which included 10,952 beauty salons, 90 hair restoration centers and 35 beauty schools operating under concepts such as Supercuts, Jean Louis David, Vidal Sassoon, Regis Salons, MasterCuts, Trade Secret, SmartStyle, Cost Cutters and Hair Club for Men and Women. These and other concepts are located in the US and in ten other countries throughout North America and Europe. For additional information about the Company, please visit the Investor Information section of the corporate website at www.regiscorp.com.

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemme and Nexxus in the United States and internationally. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market. Sally Beauty Company is the world’s number one marketer of professional beauty care products through its chain of domestic and international Sally stores. Beauty Systems Group is a network of stores and professional sales consultants selling exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Wella, L’Oreal, Graham Webb and Sebastian exclusively to salon owners, salon professionals and franchisees.

Regis Corporation and Alberto-Culver have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver. Investors in Regis Corporation are urged to carefully read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7142 or investor.relations@regiscorp.com. Information concerning Alberto-Culver's participants in the solicitation is contained in Alberto-Culver's Proxy Statement on Schedule 14A. filed with the SEC on December 13, 2005.

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the Company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver may deemed to be participants in the  solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver’s stockholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver with the SEC and will be set forth in the Joint Statement/Prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005.

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